UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

U.S. Geothermal Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90338S102

(CUSIP Number)

James C. Pappas

JCP Investment Management, LLC

1177 West Loop South, Suite 1320

Houston, TX 77027

(713) 333-5540

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 24, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90338S102

1	NAME OF REPORTING PERSON

JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		938,360
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

938,360
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

938,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 90338S102

1	NAME OF REPORTING PERSON

JCP Drawdown Partnership III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,916,588
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,916,588
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,916,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 90338S102

1	NAME OF REPORTING PERSON

JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,854,948
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,854,948
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,854,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 90338S102

1	NAME OF REPORTING PERSON

JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,854,948
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,854,948
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,854,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 90338S102

1	NAME OF REPORTING PERSON

JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,854,948
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,854,948
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,854,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 90338S102

1	NAME OF REPORTING PERSON

James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,871,448
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,871,448
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,871,448*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%*
14	TYPE OF REPORTING PERSON

IN

* Includes 16,500 Shares beneficially owned directly by Mr. Pappas, consisting of Shares underlying certain options awarded to Mr. Pappas in his capacity as a director of the Issuer that are exercisable within 60 days of the date hereof.

7

CUSIP NO. 90338S102

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by JCP Partnership and JCP Drawdown III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 938,360 Shares owned directly by JCP Partnership is approximately $3,281,456, including brokerage commissions. The aggregate purchase price of the 1,916,588 Shares owned directly by JCP Drawdown III is approximately $8,724,372, including brokerage commissions.

The Shares beneficially owned directly by Mr. Pappas represent Shares underlying certain options awarded to Mr. Pappas in his capacity as a director of the Issuer that are exercisable within 60 days of the date hereof. Mr. Pappas has also been awarded an additional 8,166 options that do not vest within the next 60 days.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 24, 2018, JCP Management and certain of its affiliates (collectively, “JCP”) entered into a voting agreement (the “Voting Agreement”) with Ormat Nevada Inc., a Delaware corporation (“Ormat”), in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated January 24, 2018, by and among Ormat, OGP Holding Corp., a Delaware corporation and wholly-owned subsidiary of Ormat (“Merger Sub”), and the Issuer, pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as a subsidiary of Ormat. Under the terms of the Merger Agreement, stockholders of the Issuer will receive $5.45 per Share in cash. The Merger is expected to close in the second quarter of 2018, subject to the receipt of stockholder approval of the Issuer and satisfaction of customary closing conditions, including applicable regulatory approvals.

Pursuant to the Voting Agreement, JCP agreed, among other things, to vote all of the Shares it beneficially owns (and all other Shares that it may subsequently acquire) to approve the Merger and the Merger Agreement; provided, however, that JCP’s voting obligations will be suspended in the event that, and for so long as, the Issuer’s Board of Directors is not recommending that stockholders of the Issuer vote in favor of the Merger. The Voting Agreement will terminate upon the earliest to occur of (a) the effective time of the Merger, (b) the date on which the Merger Agreement is terminated in accordance with its terms and (c) the making of any change by amendment, waiver or other modification to any provision of the Merger Agreement that decreases the amount or changes the form of the Merger Consideration (as defined in the Merger Agreement).

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. In addition, reference is made to the Merger Agreement, which is attached as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 25, 2018.

8

CUSIP NO. 90338S102

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 19,449,984 Shares outstanding as of December 31, 2017, which is the total number of Shares outstanding as reported in the Merger Agreement, which is attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 25, 2018.

A.	JCP Partnership
(a)	As of the date hereof, JCP Partnership beneficially owned 938,360 Shares.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 938,360
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 938,360
4. Shared power to dispose or direct the disposition: 0

(c)	JCP Partnership has not entered into any transactions in the Shares during the past 60 days.
B.	JCP Drawdown III
(a)	As of the date hereof, JCP Drawdown III beneficially owned 1,916,588 Shares.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 1,916,588
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,916,588
4. Shared power to dispose or direct the disposition: 0

(c)	JCP Drawdown III has not entered into any transactions in the Shares during the past 60 days.
C.	JCP Partners
(a)	JCP Partners, as the general partner of each of JCP Partnership and JCP Drawdown III, may be deemed the beneficial owner of the (i) 938,360 Shares owned by JCP Partnership and (ii) 1,916,588 Shares owned by JCP Drawdown III.

Percentage: Approximately 14.7%

(b)	1. Sole power to vote or direct vote: 2,854,948
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,854,948
4. Shared power to dispose or direct the disposition: 0

(c)	JCP Partners has not entered into any transactions in the Shares during the past 60 days.
9

CUSIP NO. 90338S102

D.	JCP Holdings
(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the (i) 938,360 Shares owned by JCP Partnership and (ii) 1,916,588 Shares owned by JCP Drawdown III.

Percentage: Approximately 14.7%

(b)	1. Sole power to vote or direct vote: 2,854,948
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,854,948
4. Shared power to dispose or direct the disposition: 0

(c)	JCP Holdings has not entered into any transactions in the Shares during the past 60 days.
E.	JCP Management
(a)	JCP Management, as the investment manager of each of JCP Partnership and JCP Drawdown III, may be deemed the beneficial owner of the (i) 938,360 Shares owned by JCP Partnership and (ii) 1,916,588 Shares owned by JCP Drawdown III.

Percentage: Approximately 14.7%

(b)	1. Sole power to vote or direct vote: 2,854,948
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,854,948
4. Shared power to dispose or direct the disposition: 0

(c)	JCP Management has not entered into any transactions in the Shares during the past 60 days.
F.	Mr. Pappas
(a)	As of the date hereof, Mr. Pappas directly beneficially owned 16,500 Shares, consisting of Shares underlying certain options exercisable within 60 days of the date hereof. Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 938,360 Shares owned by JCP Partnership and (ii) 1,916,588 Shares owned by JCP Drawdown III.

Percentage: Approximately 14.8%

(b)	1. Sole power to vote or direct vote: 2,871,448
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,871,448
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Pappas has not entered into any transactions in the Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

10

CUSIP NO. 90338S102

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 24, 2018, JCP and Ormat entered into the Voting Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Voting Agreement, dated January 24, 2018.

11

CUSIP NO. 90338S102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2018

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Drawdown Partnership III, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

12

CUSIP NO. 90338S102

/s/ James C. Pappas
James C. Pappas

13